Exhibit 99.1

Sinovac Announces Receipt of Competing Non-Binding “Going Private” Proposal

BEIJING, February 4, 2016 /PRNewswire/ -- Sinovac Biotech Ltd. ("Sinovac" or the "Company") (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, today announced that the special committee of its board of directors received on February 4, 2016 a preliminary non-binding proposal letter, dated February 3, 2016, from a consortium comprised of PKU V-Ming (Shanghai) Investment Holdings Co., Ltd., Shandong Sinobioway Biomedicine Co., Ltd., CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd., Beijing Sinobioway Group Co., Ltd., Heng Feng Investments (International) Limited and Fuerde Global Investment Limited, to acquire all of the outstanding common shares of the Company for $7.00 in cash per common share. A copy of the proposal letter is attached hereto as Exhibit A.

The special committee of the Company’s independent directors, which was formed to consider the preliminary non-binding proposal letter, dated January 30, 2016, from Mr. Weidong Yin, chairman, president and chief executive officer of the Company, and SAIF Partners IV L.P. and/or its affiliates will carefully consider and evaluate both proposals with the assistance of the special committee’s independent financial and legal advisors to be appointed in due course.

The Company’s directors caution the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made with respect to the Company’s response to either proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that either proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About Sinovac Biotech Ltd.

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac’s newly developed innovative vaccine against HFMD caused by EV71 entered the commercialization production phrase and will be launched into the market by the end of first half of 2016. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, Tajikistan, Bangladesh, Chile and the Philippines, and was recently granted a license to commercialize its influenza vaccine in Guatemala. For more information, please visit the Company's website at www.sinovac.com.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

EXHIBIT A

February 3, 2016

The Special Committee of the Board of Directors (the “Special Committee”)

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China

Dear members of the Special Committee:

We, PKU V-Ming (Shanghai) Investment Holdings Co., Ltd. (PKU V-Ming”), Shandong Sinobioway Biomedicine Co., Ltd. (“Shandong Sinobioway”), CICC Qianhai Development (Shenzhen) Fund Management Co., Ltd. (“CICC Qianhai”), Beijing Sinobioway Group Co., Ltd. (“Sinobioway Group”), Heng Feng Investments (International) Limited (“Heng Feng”), and Fuerde Global Investment Limited (“Fuerde”, together with PKU V-Ming, Shandong Sinobioway, CICC Qianhai, Sinobioway Group, and Heng Feng, the “Consortium”) are pleased to submit our preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding common shares of Sinovac Biotech Ltd. (the “Company” or “Sinovac”) in an all-cash transaction for US$7.00 per common share (the “Transaction”).

We believe that our Proposal provides an attractive opportunity to the Company’s shareholders and is more favorable to the Company’s unaffiliated shareholders than the preliminary non-binding proposal from Mr. Weidong Yin (“Mr. Yin”), the chairman, president and chief executive officer of the Company, and SAIF Partners IV L.P. and its affiliates (“SAIF”, together with Mr. Yin, the “Insider Group”), dated January 30, 2016, to acquire all of the outstanding common shares not already owned by the Insider Group for US$6.18 in cash per common share (the “Insider Proposal”).

Our offer price provides compelling value for Sinovac’s shareholders as compared with the Insider Proposal, as our Offer represents an attractive premium of approximately 39.44% to the unaffected closing price on January 29, 2016, the last trading day before Sinovac publicly announced receipt of the Insider Proposal, and a premium of approximately 13.3% to the Insider Proposal.

Our Consortium is comprised of a Chinese A-Share listed company, and several reputable enterprises and private equity funds. Each of us has a strong balance sheet or access to capital to provide the required funding to expeditiously implement our Proposal. We have agreed to work with each other exclusively in pursuing the Transaction. We will form an acquisition company for the purpose of executing the Transaction. We intend to finance the Transaction with equity from the members of our consortium. Debt financing may be provided by loans from third party financial institutions.

We are prepared to promptly enter into discussion with the Special Committee on the definitive agreements for the Transaction (the “Definitive Agreements”). As the unaffiliated shareholders own common shares representing more than 70% of the Company's outstanding voting power, we are prepared to structure the Transaction as a two-step amalgamation – a front-end tender offer followed by a back-end amalgamation - to afford the unaffiliated shareholders an opportunity to make their own decision and promptly receive enhanced share value in cash regardless of the Insider Group's position with respect to our Proposal. Subject to the terms of the Definitive Agreements, we are prepared to commence an offer (the “Offer”) to acquire all of the outstanding common shares of Sinovac for US$7.00 per share, in cash.. The Offer will be conditioned, among other customary terms, upon: (i) there being no “poison pill” plan adopted by the Special Committee or the Board of Directors of Sinovac; (ii) the tender of common shares representing more than 50% of the voting power (on a fully diluted basis); and (iii) there being no order or injunction which has the effect of making illegal or otherwise prohibiting the consummation of the Offer. In the event that we receive less than the tender of at least 66.67% (in voting power) of the outstanding shares of the Company, we are nonetheless committed to proceed with the Offer.

We do not anticipate any substantive issues with respect to regulatory approvals, nor do we believe that any regulatory approval will impede or delay our ability to quickly and efficiently consummate the Transaction. We believe that we would be able to promptly consummate the Transaction. Compared with any potential transaction involving the Insider Group, which will be a “going private transaction” that triggers the SEC's Rule 13e-3 review, our Proposal, especially our Offer, can be closed much more expeditiously.

We have engaged Sidley Austin LLP as our international legal counsel. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and concurrently discuss with the Special Committee the terms of the Definitive Agreements. We are flexible on the potential structure of the Transaction, including working with the Insider Group. Our goal is to expedite the process of delivering maximum value to the Company’s shareholders.

As a member of our Consortium is listed on the Shenzhen Stock Exchange, it may be under certain legal obligations to disclose this letter and, as such, the Company may also wish to make a public announcement with respect to the receipt of our Proposal. However, we believe that it is in our mutual interests to proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of the Definitive Agreements, and then will be on terms and conditions provided in such documentation. This letter is governed by, and construed in accordance with, the laws of New York.

About PKU V-Ming. PKU V-Ming is a leading investment holding company founded by Beijing Sinobioway Group Co., Ltd., Sichuan Tuopai Shede Group Co., Ltd. and other well-known companies.  PKU V-Ming is a capital management company aiming to achieve rapid capital appreciation. PKU V-Ming also provides international investment banking services for high growth companies. The registered capital of PKU V-Ming is RMB200 million.

About Shandong Sinobioway. Shandong  Sinobioway is a Chinese A-Share listed company (stock code: 002581) affiliated with Sinobioway Group Co., Ltd. Shandong Sinobioway mainly engages in the biomedical areas such as pharmaceutical intermediates, cytokines medicine, antiviral and polypeptide drugs.

About CICC Qianhai. Formed jointly by China International Capital Corporation Limited, Shenzhen Qianhai Financial Holdings Co., Ltd. and Industrial and Commercial Bank of China Limited, CICC Qianhai has a registered capital of RMB100 million. CICC Qianhai has significant offshore and onshore private equity investment experience. Its offshore fund, Qianhai Golden Bridge Fund I LP, has subscribed for a 2.8% shareholding interest for RMB 10 billion in a wholly-owned marketing subsidiary of Sinopec Corp.

About Sinobioway Group. Founded in 1992, Sinobioway Group is one of the three main industrial groups affiliated with Peking University, one of the most prestigious universities in China. Sinobioway Group is mainly engaged in bioeconomy system establishment and bio-industry development. It primarily invests in biomedicine, bioagriculture, bioenergy, bioenvironment, bioservices, biomanufacturing and biointelligence. Sinobioway Group has become a flagship enterprise in China’s bioindustry and aims to become one of the most competitive corporate groups in the world.

About Heng Feng. Heng Feng is a Hong Kong based investment company established in 2015.. Heng Feng focuses on private equity investments and M&A in the strategic emerging and pillar industries in China.

About Fuerde. Fuerde is a Hong Kong based investment company established in 2008 which mainly engages in private equity investments. Fuerde is committed to global capital investment opportunities.

We are confident that our Proposal is highly attractive to Sinovac and its shareholders. We encourage the Special Committee to take into consideration our flexibility in the proposed structure and willingness to work with Mr. Yin and SAIF as an alternative to deliver superior and immediate value to Sinovac’s shareholders. PKU V-Ming’s senior management team, led by Mr. Minxue Zhang, and Joseph Chan of Sidley Austin LLP, our legal counsel, are available at your convenience to discuss any aspect of our Proposal.

[signatures begin on next page]

PKU V-MING (SHANGHAI) INVESTMENT HOLDINGS CO., LTD (Company chop)

By:	[Name Chop of Minxue Zhang ] [Company Chop of PKU V-MING (SHANGHAI) INVESTMENT HOLDINGS CO., LTD]
Name: Minxue Zhang
Title: Authorized Signatory

SHANDONG SINOBIOWAY BIOMEDICINE CO., LTD. (Company chop)

By:	/s/ Aihua Pan
Name: Aihua Pan
Title: Authorized Signatory

CICC QIANHAI DEVELOPMENT (SHENZHEN) FUND MANAGEMENT CO., LTD. (Company chop)

By:	/s/ Jian Zhou
Name: Jian Zhou
Title: Authorized Signatory

BEIJING SINOBIOWAY GROUP CO., LTD. (Company chop)

By:	/s/ Aihua Pan [Company Chop of BEIJING SINOBIOWAY GROUP CO., LTD.]
Name: Aihua Pan
Title: Authorized Signatory

HENG FENG INVESTMENTS (INTERNATIONAL) LIMITED

By:	/s/ Tong Jin
Name: Tong Jin
Title: Authorized Signatory

FUERDE GLOBAL INVESTMENT LIMITED

By:	/s/ YINUO ZHANG
Name: YINUO ZHANG
Title: Authorized Signatory

11